UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-25349

(Check One):	Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D
Form N-SAR Form N-CSR

For Period Ended: NA

 Transition Report on Form 10-K

 Transition Report on Form 20-F

 Transition Report on Form 11-K

☒ Transition Report on Form 10-Q

 Transition Report on Form N-SAR

For the Transition Period Ended: January 28, 2007

Read Instruction Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________________________________

PART I

REGISTRANT INFORMATION

Full Name of Registrant: HOOKER FURNITURE CORPORATION

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 440 EAST COMMONWEALTH BOULEVARD

City, State and Zip Code: MARTINSVILLE, VA 24112

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On January 17, 2007, Hooker Furniture Corporation (the “Company”) issued a press release announcing that it plans to close its Martinsville, Va. wood furniture manufacturing plant by the end of March 2007. The Company filed a Current Report on Form 8-K on January 18, 2007 regarding the closing and the related asset impairment charges of $7.0 to $7.8 million pretax ($4.3 to $4.8 million after tax, or $0.36 to $0.40 per share). A copy of the press release was included as an exhibit to the Form 8-K.

On January 29, 2007, the Company issued a press release announcing that it had terminated its Employee Stock Ownership Plan (“ESOP”) effective January 26, 2007. The Company filed a Current Report on Form 8-K on January 30, 2007, regarding the termination of the ESOP and the related $18.4 million, non-cash, non-tax deductible charge to earnings the Company will recognize in January 2007. A copy of the press release was included as an exhibit to the Form 8-K.

Also on February 13, 2007, the Company issued a press release announcing that it had signed a letter of intent to purchase Sam Moore Furniture, a Bedford, Va.-based manufacturer of upscale occasional chairs with an emphasis on fabric-to-frame customization, from La-Z-Boy Incorporated.

As a result of these three developments the Company did not file its Annual Report on Form 10-K for the year ended November 30, 2006 until February 28, 2007, and, in turn, has not yet completed the financial statements and related disclosures to be included in the Transition Report on Form 10-Q for the two-month transition period ended January 28, 2007. Additional time is required to permit the Company’s management, audit committee and independent registered public accounting firm to perform their review of the Form 10-Q. As a result, the Company could not file its Form 10-Q by the prescribed March 9, 2007 due date without unreasonable effort or expense. The Form 10-Q will be filed no later than the fifth calendar day following the originally prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
R. Gary Armbrister, Chief Accounting Officer	(276) 632-0459
(Name)	(Area Code) (Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒ Yes  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒ Yes  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 29, 2006, the Company approved a change in its fiscal year. After the fiscal year that ended November 30, 2006, the Company’s fiscal years will end on the Sunday closest to January 31. In connection with the change to the new fiscal year, the Company had a two-month transition period that began December 1, 2006 and ended January 28, 2007.

The Company’s transition report on Form 10-Q will report the Company’s results of operations and financial condition for the two-month transition period compared to the first quarter ended February 28, 2006 (three months).

The Company expects to report:

•

net sales for the 2007 two-month transition period of $49.1 million, compared to $85.3 million for the 2006 first quarter. Based on actual shipping days in each period, average daily net sales declined 5.8% to $1,258,000 per day during the 39 -day 2007 transition period compared to

$1,335,400 per day during the 42 -day operating period from December 1, 2005 through January 31, 2006 and 8.6% from $1,376,400 per day during the 62 -day 2006 first quarter;

•

an operating loss of $17.2 million, or 35.1% of net sales during the 2007 transition period compared to operating income of $5.8 million, or 6.8% of net sales, in the 2006 first quarterly period, principally as a result of:

o	the $18.4 million non-cash, non-tax deductible charge related to the termination of the Company’s ESOP, which amounted to 37.6% of net sales; and
o

$3.0 million in restructuring charges, which amounted to 6.1% of net sales, principally for severance and termination benefits ($2.3 million) related to the planned closing of the Martinsville, Va. facility and costs to prepare the facility for sale ($655,000); partially offset by,

o	improvement in gross profit margin to 27.8% of net sales, for the 2007 two-month transition period, compared to 26.9% of net sales, for the 2006 first quarter; and,
o

a decline in selling and administrative expenses as a percentage of net sales to 19.3% in the 2007 transition period compared to 19.9% during the 2006 first quarter, principally due to lower warehousing and distribution costs; and

•	a net loss of $17.6 million, or $1.45 per share for the 2007 two-month transition period, compared to net income of $3.6 million, or $0.30 per share, for the 2006 first quarter.

Hooker Furniture Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 12, 2007	By /s/ R. Gary Armbrister
Chief Accounting Officer

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